UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2022

COMMISSION FILE NUMBER 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstraße 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Sono Group N.V. is hereby submitting (i) a current description of the Company and its business, including the sections “Risk Factors”, “Management's Discussion and Analysis of Financial Condition and Results of Operation” and “Business”, which is attached as Exhibit 99.1 hereto and incorporated by reference herein, and (ii) its Interim Condensed Consolidated Financial Statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, which are attached as Exhibit 99.2 hereto and incorporated by reference herein, as Interactive Data File.

Exhibit 99.1 and Exhibit 99.2 of this Form 6-K are intended to be incorporated by reference into Sono Group N.V.’s prospectus included in its registration statement on Form F-3 to be filed with the United States Securities and Exchange Commission as of the date hereof to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

Exhibit	Description of Exhibit
99.1	Current description of the Company and its business
99.2	Interim Condensed Consolidated Financial Statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: December 7, 2022